UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-35466

GasLog Ltd.
(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.
69 Akti Miaouli 18537
Piraeus, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Entry into Merger Agreement and Rollover Agreement

On February 21, 2021, GasLog Ltd. (the “Company”) entered into (i) the agreement and plan of merger by and among the Company, GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), and GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”, together with Parent, “GEPIF”), dated as of February 21, 2021 (the “Merger Agreement”) and (ii) the rollover agreement, by and among Parent, the Company, Blenheim Holdings Ltd., Olympic LNG Investments Ltd., Blenheim Special Investments Holding Ltd. (“BSIH”), Falconera Navigation Inc., Chiara Holdings Inc., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree SA, Thatcher Investments Limited, Eleanor Investments Holdings, Nelson Equity Limited and JP Jones Holdings Limited (such persons, other than Parent and the Company, the “Rolling Shareholders”), dated as of February 21, 2021 (the “Rollover Agreement”).

Merger Agreement

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will be the surviving company in the Merger (the “Surviving Company”).  Under the terms of the Merger Agreement, each common share (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will, by virtue of the Merger, be canceled and converted into the right to receive $5.80 per Share, without interest, except for any shares that, as of immediately prior to the Effective Time of the Merger, are held by (i) the Rolling Shareholders, (ii) any of Bruce Blythe, Jean Haramis, Monhegetti Transport Inc., Dimitris Kolias and Stray Shipping Investments (the “Additional Rolling Shareholders”), (iii) any direct or indirect wholly owned subsidiary of the Company, (iv) the Company as treasury shares or (v) holders of Shares who have properly exercised their appraisal rights with respect to such Shares (the “Transaction”).

Prior to the consummation of the Transaction, each Rolling Shareholder (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) and each Additional Rolling Shareholder intend to contribute its Shares to BSIH such that immediately prior to the consummation of the Transaction, BSIH will directly hold 10,660,198 Shares. Blenheim Holdings Ltd. and Olympic LNG Investments Ltd. will continue to directly hold 30,800,000 Shares and 11,164,904 Shares, respectively.

Promptly after consummation of the Transaction, the Shares will be delisted from the New York Stock Exchange (the “NYSE”).  The Company’s preference shares (“Preference Shares”) will remain outstanding and continue to trade on the NYSE immediately following the completion of the Transaction.

The Merger Agreement contains a number of conditions that must be fulfilled to consummate the Transaction.  These conditions include, but are not limited to, the following conditions: (a) the affirmative vote by (i) the holders of a majority of the voting power of the Shares and Preference Shares entitled to vote thereon, voting together as a single class (and with each Preference Share carrying a single vote) and (ii) the holders of a majority of the Shares held by the holders of the issued and outstanding Shares, other than GEPIF, the Rolling Shareholders, the Additional Rolling Shareholders and their respective affiliates, that are present at the special meeting of shareholders that will be held in connection with the Transaction, (b) obtaining certain specified third-party consents, (c) the absence of any judgment enacted, issued, entered, amended or enforced by any governmental authority of competent jurisdiction restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transaction and (d) the employment, retention or engagement by the Company of Peter G. Livanos in substantially the same capacity as prior to the date of the Merger Agreement.

The Transaction is expected to close in the second quarter of 2021, subject to the approval of the Transaction by the Company’s shareholders and the satisfaction or waiver of closing conditions, each as described in the immediately preceding paragraph.

The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 and incorporated herein by reference.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, the Parent, the Company and the Rolling Shareholders entered into the Rollover Agreement.  Pursuant to the Rollover Agreement, (a) each Rolling Shareholder has agreed to vote or cause to be voted any Shares and Preference Shares beneficially owned by such Rolling Shareholder in favor of adopting the Merger Agreement, the Transaction and any other actions contemplated thereby for which approval of the Company’s shareholders is requested and (b) each Rolling Shareholder has agreed that their Shares and Preference Shares will remain outstanding as shares and preference shares, respectively, of the Surviving Company following consummation of the Transaction.

In addition, at the consummation of the Transaction, the Company, GEPIF, Blenheim Holdings Ltd., BSIH and Olympic LNG Investments Ltd. agreed to enter into a shareholders’ agreement with respect to the governance of the Company following the consummation of the Transaction, a form of which is attached as Exhibit B to the Rollover Agreement (the “Shareholders’ Agreement”).  Pursuant to the Shareholders’ Agreement and following the consummation of the Transaction, the board of directors of the Company will be reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Company’s board of directors in accordance with the terms of the Shareholders’ Agreement.  In addition, Peter G. Livanos, following consummation of the Transaction, will hold a proxy to vote the Shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, will control more than a majority of the voting stock of the Surviving Company and will control the right to appoint a majority of the board of the Surviving Company.  Following consummation of the Transaction, the Issuer’s bye-laws will be amended and restated to be in the form attached as Exhibit B to the Merger Agreement.

The foregoing description of the Rollover Agreement is not intended to be complete and is qualified in its entirety by reference to the Rollover Agreement, a copy of which is attached as Exhibit 2.2 and incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description
2.1	Agreement and Plan of Merger by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, dated as of February 21, 2021.

2.2	Rollover Agreement by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders (as defined herein), dated as of February 21, 2021 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2021

GASLOG LTD.,

By:	/s/ Paul Wogan
	Name:	Paul Wogan
	Title:	Chief Executive Officer